Filed Pursuant to Rule 424(b)(3)

Registration No. 333-125338

SUPPLEMENT NO. 5, DATED AUGUST 2, 2006

TO THE PROSPECTUS DATED MAY 3, 2006

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 5 to you in order to supplement our prospectus dated May 3, 2006, as supplemented by our Supplement No. 1 dated May 12, 2006, our Supplement No. 2 dated June 14, 2006. our Supplement No. 3, dated July 3, 2006 and our Supplement No. 4, dated July 27, 2006. This supplement provides information that shall be deemed part of a new section in our prospectus entitled “Description of Properties” and must be read in conjunction with our prospectus, including the section entitled “Risk Factors.”

DESCRIPTION OF PROPERTIES

Potential Joint Venture and Property Acquisitions

On August 2, 2006, we deposited a non-refundable amount of $970,000 into an escrow account in connection with an intended acquisition of an office property (the “Bala Pointe Office Centre”) located in Bala Cynwyd, Pennsylvania, as described further below. The escrow account has been established pursuant to a purchase agreement entered into by and between Bala Pointe Owner LP (a wholly-owned subsidiary of ours formed solely to acquire this property) and Brandywine Operating Partnership, L.P., the seller. We intend to own Bala Pointe Office Centre through a joint venture (the “Joint Venture”) with an affiliate of Amerimar Enterprises, Inc (“Amerimar”), the final terms of which have not yet been determined.

There is no assurance that we will enter into the joint venture described above or that we will be able to purchase Bala Pointe Office Centre on the terms set forth herein or at all.

Property	Year Built		Total Approximate Acquisition Cost		Net Rentable Area (Square Feet)	Occupancy	Major Tenants(4)	Estimated Closing Date(5)
Bala Pointe Office Centre	1974	(1)	$35,563,780	(2)(3)	172,894	91.5%	Clear Channel Communications	8/31/06

(1)	The Office Property was substantially renovated in 1997 and 2005.

(2)	The Total Approximate Acquisition Cost is intended to be funded as follows: (i) an equity contribution from us to the Joint Venture using proceeds from our public equity offering, (ii) an equity contribution from Amerimar to the Joint Venture and (iii) debt financing to be obtained by the Joint Venture, the terms of which have not yet been determined.

(3)	Total Approximate Acquisition Cost includes a purchase price of $34,918,000, plus additional transfer taxes, due diligence and closing costs. Does not include an estimated acquisition fee to be paid by us (pursuant to the terms of an advisory agreement described in our prospectus) to Dividend Capital Total Advisors LLC (our advisor) in the amount of approximately $677,409.

(4)	Major Tenants consists of tenants that occupy 10% or more of the net rentable area.

(5)	Estimated closing date for the purchase of the property. The completion of the proposed joint venture agreement is expected to occur prior to the closing date for the property.